UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON D.C. 20549
                                 FORM 12b-25

                         NOTIFICATION OF LATE FILING
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[ ] Form 10-K  [ ] Form 20-F  [ ] Form 11-k  [X ] Form 10-QSB  [ ] Form N-SAR
For Period Ended:  MARCH 31, 2005
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[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For Period Ended:  _________________________________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ____________________

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                       PART I - REGISTRANT INFORMATION

                     PACIFIC NORTHWEST PRODUCTIONS INC.
                             7164 Scott Road
                       Surrey, B.C., Canada   V3W 3M8
                    COMMISSION FILE NUMBER:  333-119985
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                       PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25, the following should be completed. [X]

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject quarterly report on Form 10-QSB will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement required by Rule 12b-25(C) has been attached as applicable.

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                         PART III - NARRATIVE

Registrant has been diligently preparing and filing amendments to its Form SB-2 Registration Statement, which was only recently made effective. As a result, Registrant did not prepare and provide its interim financial statements to its independent accountant for review in a timely fashion. As a result, Registrant requests additional time to complete its interim financial statements to allow the timely and accurate filing of its quarterly report on Form 10-QSB.

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                       PART IV - OTHER INFORMATION

(1)  Deljit Bains, President          Telephone: 604-572-9863

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If the answer is
no, identify report(s).                           [X] Yes   [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
thereof?                                         [ ] Yes   [X] No




PACIFIC NORTHWEST PRODUCTIONS, INC. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  May 14, 2005               /s/ Deljit Bains
                                  ------------------------------
                                  By: Deljit Bains, President


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